Exhibit 99.1

GigaCloud Technology Inc Announces Third Quarter 2022 Financial Results

Hong Kong, November 30, 2022 (GLOBE NEWSWIRE) — GigaCloud Technology Inc (Nasdaq: GCT) (“GigaCloud” or the “Company”), a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise, today announced its unaudited financial results for the quarter and nine months ended September 30, 2022.

Mr. Larry Lei Wu, Founder, Chairman of the Board of Director and Chief Executive Officer of GigaCloud, commented, “We are very pleased to deliver another quarter of healthy growth despite a challenging macroeconomic backdrop. We leverage our technology and ecommerce platform to reach continuing growth in our revenue, GMV and positive operating cash flows. Our revenue grew by approximately 23% in the third quarter of 2022, compared to the third quarter of 2021. During the third quarter of 2022, our GigaCloud 3P GMV continued to increase as a percentage of total GigaCloud Marketplace GMV, demonstrating an increased economies of scale and user base achieved through our current marketplace model. Coupled with our successful IPO and improvement in operating cash flows in the third quarter, our liquidity and capital resources also saw an increase, providing sufficient capital for us to pursue our business objectives. Going forward, we will continue to leverage our data driven solutions, technological capability and resources to expand and optimize our marketplace, gain market share and better serve our global customers with a stable and efficient B2B ecommerce platform.”

Mr. David Lau, Chief Financial Officer of GigaCloud, added, “Despite a challenging market environment, our GigaCloud Marketplace GMV has grown over 30% year-over-year, which demonstrated our ability in creating values for our 3P sellers and buyers and expanding our marketplace. We continued to invest in key strategic areas in our Company which had resulted in robust growth in our business during the quarter. With ample cash reserves and positive cash flow generated in the third quarter, we are well positioned to expand the Company globally on a sustainable path.”

Third Quarter 2022 Financial and Recent Highlights

•	Total revenues were $128.0 million in the third quarter of 2022, an increase of 23.4% from $103.7 million in the third quarter of 2021.

•	Net income was $0.7 million in the third quarter of 2022, compared to net loss of $1.6 million in the third quarter of 2021.

•

Adjusted EBITDA[1] was $11.9 million in the third quarter of 2022, compared to $10.0 million in the third quarter of 2021. Adjusted EBITDA means net income excluding interest, income taxes and depreciation, further adjusted to exclude share-based compensation expense. Share-based compensation expense was $8.9 million in the third quarter of 2022 due to consummation of the IPO in August, compared to $9.7 million in the third quarter of 2021.

[1]

Adjusted EBITDA is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.

•

Cash was $116.2 million and restricted cash was $1.5 million as of September 30, 2022, sufficient to meet the Company’s current and anticipated needs for general corporate purposes for at least the next 12 months.

•

In July 2022, the Company entered into a two-year credit facility agreement with Wells Fargo Bank, National Association, under which the Company is able to borrow up to $50 million during the term of the facility, demonstrating confidence and support from financial institutions.

Operational Highlights

•	GigaCloud Marketplace GMV[2] was $486.3 million in the 12 months ended September 30, 2022, an increase of 31.7% from $369.2 million in the 12 months ended September 30, 2021.

•	Active 3P sellers[3] were 517 in the 12 months ended September 30, 2022, an increase of 57.1% from 329 in the 12 months ended September 30, 2021.

•	Active buyers[4] were 4,198 in the 12 months ended September 30, 2022, an increase of 36.2% from 3,082 in the 12 months ended September 30, 2021.

•	Spend per active buyer[5] was $115,834 in the 12 months ended September 30, 2022, a slight decrease of 3.3% from $119,808 in the 12 months ended September 30, 2021.

•	3P seller GigaCloud Marketplace GMV[6] was $221.3 million in the 12 months ended September 30, 2022, an increase of 59.2% from $139.0 million in the 12 months ended September 30, 2021

Third Quarter 2022 Financial Results

Revenues

Total revenues were $128.0 million in the third quarter of 2022, an increase of 23.4% from $103.7 million in the third quarter of 2021. The increase was primarily due to an increase in service revenue from GigaCloud 3P and product revenue from GigaCloud 1P, partially offset by the decrease in product revenue from off-platform ecommerce.

[2]

GigaCloud Marketplace GMV means the total gross merchandise value of transactions ordered through our GigaCloud Marketplace including GigaCloud 3P and GigaCloud 1P, before any deductions of value added tax, goods and services tax, shipping charges paid by buyers to sellers and any refunds.

[3]	Active 3P sellers means sellers who have sold a product in GigaCloud Marketplace within the last 12-month period, irrespective of cancellations or returns.
[4]	Active buyers means buyers who have purchased a product in the GigaCloud Marketplace within the last 12-month period, irrespective of cancellations or returns.
[5]	Spend per active buyer is calculated by dividing the total GigaCloud Marketplace GMV within the last 12-month period by the number of active buyers as of such date.
[6]

3P seller GigaCloud Marketplace GMV means the total gross merchandise value of transactions sold through our GigaCloud Marketplace by 3P sellers, before any deductions of value added tax, goods and services tax, shipping charges paid by buyers to sellers and any refunds.

•

Service revenue from GigaCloud 3P was $40.5 million in the third quarter of 2022, increased by 45.9% from $27.8 million in the third quarter of 2021. The increase was primarily due to an increase in transactions in our GigaCloud Marketplace as our marketplace continued to gain scale, and the provision of third-party logistics services to certain existing customers.

•

Product revenue from GigaCloud 1P was $58.2 million in the third quarter of 2022, increased by 30.5% from $44.6 million in the third quarter of 2021. The increase was primarily due to an increase in number of active buyers and better selection of products catering to buyers’ preference.

•

Product revenue from off-platform ecommerce was $29.3 million in the third quarter of 2022, decreased by 6.4% from $31.3 million in the third quarter of 2021. The decrease was primarily due to an overall decrease in sales on certain third-party off-platform ecommerce as consumer demand slowed down on such third-party off-platform ecommerce.

Cost of Revenues

Cost of revenues was $105.4 million in the third quarter of 2022, increased by 26.3% from $83.5 million in the third quarter of 2021. The increase was primarily due to the overall increase in our revenue, as well as an increase in staff cost and warehouse cost.

Gross Profit and Gross Margin

Gross profit was $22.5 million in the third quarter of 2022, increased by 11.6% from $20.2 million in the third quarter of 2021. Gross margin was 17.6% in the third quarter of 2022, compared to 19.5% in the third quarter of 2021.

Operating Expenses

Total operating expenses were $18.3 million in the third quarter of 2022, decreased by 5.6% from $19.4 million in the third quarter of 2021.

•

Selling and marketing expenses were $6.8 million in the third quarter of 2022, increased by 30.7% from $5.2 million in the third quarter of 2021. The increase was primarily due to an increase in sales commission to personnel engaged in selling and marketing activities.

•

General and administrative expenses were $11.5 million in the third quarter of 2022, decreased by 18.8% from $14.2 million in the third quarter of 2021. The decrease was primarily due to share-based compensation attributable to employees involved in general corporate functions and a decrease in professional service expense.

Operating Income

Operating income was $4.2 million in the third quarter of 2022, increased by 423.2% from $0.8 million in the third quarter of 2021.

Income Tax Expenses

Income tax expenses were $2.0 million in the third quarter of 2022, increased by 6.9% from $1.8 million in the third quarter of 2021. The effective income tax rate was higher than the PRC statutory income tax rate of 25%, primarily due to the tax effect of share-based compensation expenses recognized upon the effectiveness of the IPO. Such expenses were considered not deductible in developing its full-year forecast for computing the interim tax provision.

Net Income

Net income was $0.7 million in the third quarter of 2022, compared to net loss of $1.6 million in the third quarter of 2021.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share was $0.01 in the third quarter of 2022, compared to basic and diluted loss per share of $0.19 in the third quarter of 20217.

Adjusted EBITDA

Adjusted EBITDA was $11.9 million in the third quarter of 2022, compared to $10.0 million in the third quarter of 2021.

Balance Sheet

As of September 30, 2022, the Company had cash of $116.2 million and restricted cash of $1.5 million, compared to $63.2 million and $0.7 million as of December 31, 2021, respectively.

Cash Flow

Net cash provided by operating activities was $23.3 million in the nine months ended September 30, 2022, compared to net cash used in operating activities of $15.3 million in the nine months ended September 30, 2021, primarily due to a decrease in the changes in inventories in the nine months ended September 30, 2022.

Net cash used in investing activities was $0.6 million in the nine months ended September 30, 2022, compared to $1.5 million in the nine months ended September 30, 2021, primarily consisted of cash paid for purchase of property and equipment.

Net cash provided by financing activities was $33.8 million in the nine months ended September 30, 2022, compared to net cash used in financing activities of $1.8 million in the nine months ended September 30, 2021, primarily consisted of proceeds from the initial public offering.

[7]

When the Company’s IPO was consummated, the issued and outstanding Preferred Shares were converted into the Company’s common shares at a par value of US$0.05 per share on a one-for-one-basis. Since then, from August 18, 2022 to September 30, 2022, such shares were included in the calculation of basic net income per ordinary share on a weighted average basis.

Business Outlook

The Company expects its total revenues to be between $117 million and $122 million in the fourth quarter of 2022. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call

The Company will host an earnings conference call to discuss its financial results at 8:30 am U.S. Eastern Time (9:30 pm Beijing/Hong Kong Time) on November 30, 2022.

For participants who wish to join the call, please access the link provided below to complete the online registration process.

Registration Link: https://s1.c-conf.com/diamondpass/10027101-gdtf6r.html

Upon registration, participants will receive the dial-in number and unique PIN, which can be used to join the conference call. If participants register and forget their PIN or lose their registration confirmation email, they may simply re-register and receive a new PIN. All participants are encouraged to dial in 15 minutes prior to the start time.

A live and archived webcast of the conference call will be accessible on the Company’s investor relations website at: https://investors.gigacloudtech.com/.

A telephone replay of the call will be available until December 7, 2022 via the following dial-in details:

Dial-in Numbers:

U.S./Canada	1-855-883-1031

Hong Kong	800-930-639

China	400-1209-216

Replay PIN	10027101

About GigaCloud Technology Inc

GigaCloud Technology Inc is a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. The Company’s B2B ecommerce platform, which it refers to as the “GigaCloud Marketplace,” integrates everything from discovery, payments and logistics tools into one easy-to-use platform. The Company’s global marketplace seamlessly connects manufacturers, primarily in Asia, with resellers, primarily in the U.S., Asia and Europe, to execute cross-border transactions with confidence, speed and efficiency. The Company offers a truly comprehensive solution that transports products from the manufacturer’s warehouse to the end customer’s doorstep, all at one fixed price. The Company first launched its marketplace in January 2019 by focusing on the global furniture market and has since expanded into additional categories such as home appliances and fitness equipment. For more information, please visit the Company’s website: https://investors.gigacloudtech.com/.

Non-GAAP Financial Measures

The Company uses Adjusted EBITDA, which is net income excluding interest, income taxes and depreciation, further adjusted to exclude share-based compensation expense, a non-GAAP financial measure, to understand and evaluate its core operating performance. Non-GAAP financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

GigaCloud Technology Inc

Victor Neal

Email: investor.relations@gigacloudtech.com

Ascent Investor Relations LLC

Tina Xiao

Tel: +1-917-609-0333

Email: tina.xiao@ascent-ir.com

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,	September 30,
	2021	2022
	US$	US$
ASSETS
Current assets
Cash	63,198	116,184
Restricted cash	664	1,543
Accounts receivable, net	18,036	22,162
Inventories	81,441	83,415
Prepayments and other current assets	9,080	7,319

Total current assets	172,419	230,623

Non-current assets
Operating lease right-of-use assets	—	124,944
Property and equipment, net	11,075	13,244
Deferred tax assets	72	327
Other non-current assets	3,211	2,924

Total non-current assets	14,358	141,439

Total assets	186,777	372,062

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(In thousands)

	December 31,	September 30,
	2021	2022
	US$	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term borrowings	345	250
Accounts payable (including accounts payable of VIEs without recourse to the Company of US$1,433 and US$3,195 as of December 31, 2021 and September 30, 2022, respectively)	25,140	30,432
Contract liabilities (including contract liabilities of VIEs without recourse to the Company of US$394 and US$475 as of December 31, 2021 and September 30, 2022, respectively)	3,690	2,079
Current operating lease liabilities (including current operating lease liabilities of VIEs without recourse to the Company of nil and US$1,707 as of December 31, 2021 and September 30, 2022, respectively)	—	29,043
Income tax payable (including income tax payable of VIEs without recourse to the Company of US$78 and US$298 as of December 31, 2021 and September 30, 2022, respectively)	8,148	4,473
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs without recourse to the Company of US$341 and US$375 as of December 31, 2021 and September 30, 2022, respectively)	19,721	27,064

Total current liabilities	57,044	93,341

Non-current liabilities
Long-term borrowings	237	8
Operating lease liabilities, non-current (including operating lease liabilities, non-current of VIEs without recourse to the Company of nil and US$3,482 as of December 31, 2021 and September 30, 2022, respectively)	—	95,640
Deferred tax liabilities	286	—
Finance lease obligations, non-current	2,345	1,467
Non-current income tax payable	1,033	3,418

Total non-current liabilities	3,901	100,533

Total liabilities	60,945	193,874

Commitments and contingencies	—	—

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(In thousands except for share data and per share data)

	December 31,	September 30,
	2021	2022
	US$	US$
Mezzanine equity
Series E Preferred Shares (US$0.05 par value per share, 3,999,709 shares authorized, issued and outstanding as of December 31, 2021; Redemption value of US$26,652 as of December 31, 2021; Liquidation value of US$25,000 as of December 31, 2021)	26,652	—

Total mezzanine equity	26,652	—

Shareholders’ equity
Ordinary shares (US$0.05 par value per share, 38,572,025 shares authorized, 11,082,930 shares issued and outstanding as of December 31, 2021)	554	—
Treasury shares, at cost (nil and 4,765,903 shares held as of December 31, 2021 and September 30, 2022, respectively)	—	(238)
Subscription receivable from ordinary shares	(79)	(81)
Series A Preferred Shares (US$0.05 par value per share, 134,190 shares authorized, issued and outstanding as of December 31, 2021; Liquidation value of US$6,710 as of December 31, 2021)	7	—
Series B Preferred Shares (US$0.05 par value per share, 9,991,588 shares authorized, issued and outstanding as of December 31, 2021; Liquidation value of US$5,000 as of December 31, 2021)	500	—
Series C Preferred Shares (US$0.05 par value per share, 4,358,702 shares authorized, issued and outstanding as of December 31, 2021)	218	—
Series D Preferred Shares (US$0.05 par value per share, 2,943,786 shares authorized, issued and outstanding as of December 31, 2021; Liquidation value of US$8,053 as of December 31, 2021)	147	—
Class A ordinary shares (US$0.05 par value, 50,673,268 shares authorized, 31,357,814 shares issued and outstanding as of September 30, 2022)	—	1,568
Class B ordinary shares (US$0.05 par value, 9,326,732 shares authorized, issued and outstanding as of September 30, 2022)	—	466
Additional paid-in capital	37,439	107,995
Accumulated other comprehensive loss	(165)	(2,636)
Retained earnings	60,559	71,114

Total shareholders’ equity	99,180	178,188

Total liabilities, mezzanine equity and shareholders’ equity	186,777	372,062

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS)

(In thousands except for share data and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2022	2021	2022
	US$	US$	US$	US$
Revenues
Service revenues	27,779	40,518	71,748	104,559
Product revenues	75,911	87,480	238,242	259,908

Total revenues	103,690	127,998	309,990	364,467

Cost of revenues
Services	(24,108)	(32,630)	(56,675)	(90,175)
Product sales	(59,381)	(72,819)	(183,320)	(217,852)

Total cost of revenues	(83,489)	(105,449)	(239,995)	(308,027)

Gross profit	20,201	22,549	69,995	56,440
Operating expenses
Selling and marketing expenses	(5,178)	(6,768)	(19,366)	(17,782)
General and administrative expenses	(14,211)	(11,533)	(22,581)	(18,696)

Total operating expenses	(19,389)	(18,301)	(41,947)	(36,478)

Operating income	812	4,248	28,048	19,962
Interest expense	(38)	(139)	(161)	(439)
Interest income	140	94	418	218
Foreign currency exchange losses, net	(715)	(1,538)	(1,612)	(3,830)
Others, net	—	(34)	46	402

Income before income taxes	199	2,631	26,739	16,313
Income tax expense	(1,846)	(1,974)	(6,781)	(4,817)

Net income (loss)	(1,647)	657	19,958	11,496

Accretion of Redeemable Convertible Preferred Shares	(381)	(197)	(1,125)	(941)

Net income (loss) attributable to ordinary shareholders	(2,028)	460	18,833	10,555

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS) (continued)

(In thousands except for share data and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2022	2021	2022
	US$	US$	US$	US$
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	(195)	(685)	250	(2,471)
Total other comprehensive income (loss)	(195)	(685)	250	(2,471)

Comprehensive income (loss)	(1,842)	(28)	20,208	9,025

Net income (loss) per ordinary share
— Basic and diluted	(0.19)	0.01	0.60	0.29
Weighted average number of ordinary shares outstanding used in computing net income per ordinary share
— Basic and diluted	10,893,170	27,740,733	9,966,738	18,926,092

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine Months Ended September 30,
	2021	2022
	US$	US$
Operating activities:
Net Income	19,958	11,496
Adjustments to reconcile net income to net cash provided by operating activities
Allowance for doubtful accounts	(37)	5
Inventory write-down	615	556
Deferred tax	(239)	(541)
Share-based compensation	9,681	9,086
Depreciation and amortization	531	1,037
Lease expense to reduce right-of-use assets	—	25,624
Changes in operating assets and liabilities:
Accounts receivable	744	(4,131)
Inventories	(44,339)	(2,530)
Prepayments and other current assets	(3,404)	(583)
Accounts payable	(1,702)	5,292
Contract liabilities	465	(1,611)
Income tax payable	(130)	(727)
Accrued expenses and other current liabilities	2,581	3,907
Operating lease liabilities	—	(23,545)

Net cash (used in) provided by operating activities	(15,276)	23,335

Investing activities:
Cash paid for purchase of property and equipment	(1,511)	(616)

Net cash used in investing activities	(1,511)	(616)

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(In thousands)

	Nine Months Ended September 30,
	2021	2022
	US$	US$
Financing activities:
Repayment of finance lease obligations	(1,506)	(2,805)
Repayment of bank loans	(343)	(240)
Proceeds from prepaid consideration of restricted shares	—	1,578
Proceeds from initial public offering, net of IPO costs	—	35,315

Net cash (used in) provided by financing activities	(1,849)	33,848

Effect of foreign currency exchange rate changes on cash and restricted cash	94	(2,702)

Net (decrease) increase in cash and restricted cash	(18,542)	53,865

Cash and restricted cash at the beginning of the period	62,197	63,862

Cash and restricted cash at the end of the period	43,655	117,727

Supplemental information
Interest expense paid	161	439
Income taxes paid	7,150	6,085
Non-cash investing and financing activities:
Purchase of property and equipment under finance leases	2,259	2,719

GigaCloud Technology Inc

UNAUDITED RECONCILIATION OF ADJUSTED EBITDA

(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2022	2021	2022
	US$	US$	US$	US$
Net income	(1,647)	657	19,958	11,496
Add: Income tax expense	1,846	1,974	6,781	4,817
Add: Interest expense	38	139	161	439
Less: Interest income	(140)	(94)	(418)	(218)
Add: Depreciation and amortization	265	378	531	1,037
Add: Share-based compensation expense	9,681	8,887	9,681	9,086

Adjusted EBITDA	10,043	11,941	36,694	26,657